13011071

SEC Mail Processing Section

MAR - 1 2013

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL		
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RCap Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

1211 Avenue of the Americas, Suite 2902
(No. and street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Felicia V. Brower **1 (212) 626-2306**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Five Times Square	**New York**	**New York**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATEMENT OF FINANCIAL CONDITION

RCap Securities, Inc.
Year Ended December 31, 2012
With Report of Independent
Registered Public Accounting Firm

(Public Pursuant to Rule 17a-5(e)(3))
(SEC I.D. No. 8-67940)

Ernst & Young LLP

ERNST & YOUNG

RCap Securities, Inc.

Contents

This report ** contains (check all applicable boxes):

(x) Independent Registered Public Accounting Firms' Report.

(x) (a) Facing page.

(x) (b) Statement of Financial Condition.

( ) (c) Statement of Income.

( ) (d) Statement of Cash Flows.

( ) (e) Statement of Changes in Stockholder's Equity.

( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

(x) Notes to Statement of Financial Condition.

( ) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3, or otherwise a statement indicating that there were no material differences.

( ) (k) A Reconciliation Between the Audited and Unaudited Statement of Financial Condition with respect to Methods of Consolidation (not applicable).

(x) (l) An Oath or Affirmation.

( ) (m) Copy of the SIPC Supplemental Report (filed separately).

( ) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control).

( ) (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act.

( ) (p) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act.

( ) (q) Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission (not applicable).

AFFIRMATION

We, Thomas Murphy and Felicia Brower, affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to RCap Securities, Inc. as of December 31, 2012, is true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/26/13
Date

PRESIDENT
THOMAS MURPHY

Subscribed and sworn to before me
on this 26th day of February, 2013

Notary Public

NATHALIE URIBE
Notary Public, State of New York
No. 01UR6126524
Qualified in Queens County
Commission Expires 5/9/20 13

Signature 2/26/13
Date

CHIEF FINANCIAL OFFICER
FELICIA V. BROWER

Subscribed and sworn to before me
on this 26th day of February, 2013

Notary Public

NATHALIE URIBE
Notary Public, State of New York
No. 01UR6126524
Qualified in Queens County
Commission Expires 5/9/20 13

RCap Securities, Inc.

Statement of Financial Condition

Year Ended December 31, 2012

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
RCap Securities, Inc.

We have audited the accompanying statement of financial condition of RCap Securities, Inc., (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ernst & Young

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RCap Securities Inc., at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2013

RCap Securities, Inc.

Statement of Financial Condition

December 31, 2012

Assets		
Cash	$	504,754
Cash equivalents		34,300,000
Deposits with clearing organizations		426,251,210
Securities owned, at fair value ($752,076,346 pledged)		752,076,346
Derivative contracts, at fair value		5,897,502
Reverse repurchase agreements		23,878,616,674
Securities borrowed		2,160,942,292
Interest receivable		5,173,633
Accrued interest receivable – reverse repurchase agreements		26,550,162
Accrued rebate receivable – securities loaned		817,952
Receivable from brokers, dealers and clearing organizations		15,283
Other assets		6,429,561
Total assets	$	27,297,575,369

See notes to statement of financial condition.

RCap Securities, Inc.

Statement of Financial Condition (continued)

December 31, 2012

Liabilities and stockholder's equity		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	495,436,575
Repurchase agreements		24,565,017,659
Securities loaned		1,808,195,061
Interest payable		1,264,158
Accrued interest payable — repurchase agreements		19,592,877
Accrued rebate payable — securities borrowed		584,288
Payable to brokers, dealers and clearing organizations		805,073
Accounts payable to affiliate		235,802
Dividend payable to affiliate		3,000,000
Accounts payable and other liabilities		10,499,947
Total liabilities		26,904,631,440
Stockholder's equity:		
Common stock — par value $.01 per share; 1,000,000 shares authorized, 1,000,000 issued and outstanding		10,000
Additional paid-in capital		375,990,000
Retained earnings		16,943,929
Total stockholder's equity		392,943,929
Total liabilities and stockholder's equity	$	27,297,575,369

See notes to statement of financial condition.

1. Organization and Significant Accounting Policies

Description of Business

RCap Securities, Inc. (the "Company" or "RCap") was incorporated in Maryland, on July 3, 2008 and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). RCap was granted membership to FINRA in January 2009 and commenced operations in February 2009. RCap received approval as a member of Fixed Income Clearing Corporation ("FICC") on May 4, 2009, Depository Trust and Clearing Corporation ("DTCC") on October 22, 2009 and Options Clearing Corporation ("OCC") to clear stock borrow and loan transactions on July 24, 2012. RCap is a wholly-owned taxable Real Estate Investment Trust ("REIT") subsidiary of Annaly Capital Management, Inc. (the "Parent"), and an affiliate of Shannon Funding LLC ("Shannon"), which is under common control. RCap's principal business activities include operating a financing matched book of predominantly U.S. Agency mortgage-backed and U.S. Treasury securities, engaging in securities lending activities of U.S. equity and corporate fixed income securities as well as conducting proprietary trading of U.S. Treasury notes and bonds, futures and options contracts. RCap is also approved to participate in underwriting syndicates.

A summary of the Company's significant accounting policies follows:

Basis of Presentation

The financial statement and related footnotes are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company defines cash and cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less. This includes amounts deposited in money market funds. Cash and cash equivalents are carried at cost, which approximates fair value.

1. Organization and Significant Accounting Policies (continued)

Deposits with Clearing Organizations

The Company is a member of various clearing organizations with which it maintains cash required for the conduct of its day-to-day clearance activities. The Company carries cash deposited with clearing organizations at cost, which approximates fair value.

Securities Owned and Securities Sold, Not Yet Purchased

The Company trades in U.S. Treasury Securities for its proprietary portfolio, which consists of long and short positions on U.S. Treasury notes and bonds. U.S. Treasury securities are classified as trading investments and are recorded on trade date at cost. Changes in fair value are reflected in the Company's Statement of Income in principal transactions and related cash flows are included in operating activities. Fair value is determined using end of day quoted prices in active markets. Generally, the Company's intent is not to hold the U.S. Treasury notes and bonds to maturity and are typically not held longer than 12 months. Realized gains and losses from trading those securities are recognized in principal transactions in the Statement of Income. Interest income or expense on U.S. Treasury notes and bonds is accrued based on the outstanding principal amount of those investments and their stated terms.

Derivative Contracts

The Company enters primarily into U.S. Treasury, Eurodollar, federal funds and German government and U.S. equity index futures and options contracts. Generally, these contracts are entered into as an economic hedge to the proprietary portfolio. The Company maintains a margin account which is settled daily with a futures and options commission merchant. Changes in the unrealized gains or losses on the futures and options contracts, as well as gains and losses on foreign currency, are reflected in the Company's Statement of Income and included in principal transactions. Cash flows related to derivative transactions are included in operating activities.

1. Organization and Significant Accounting Policies (continued)

Reverse Repurchase Agreements

The Company enters into reverse repurchase agreements as part of the Company's matched book trading activity. Reverse repurchase agreements are recorded on trade date at the contract amount and are collateralized by mortgage-backed or other securities. Margin calls are made by the Company as necessary based on the daily valuation of the underlying collateral as compared to the contract price. The Company generates income from the spread between what is earned on the reverse repurchase agreements and what is paid on the matched repurchase agreements. Cash flows from reverse repurchase agreements are included in operating activities.

The Company's policy is to obtain possession of collateral with a market value in excess of the principal amount loaned under reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company will require counterparties to deposit additional collateral, when necessary.

Additionally, the Company enters into unmatched short term reverse repurchase agreements with Shannon, collateralized by whole loans, with maturities of 90 days or less.

All reverse repurchase activities are transacted under master repurchase agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Repurchase Agreements

The Company enters into repurchase agreements as part of the Company's matched book trading activity. Repurchase agreements are treated as collateralized financing transactions, in accordance with Accounting Standards Codification ("ASC") 210-20-45, *Balance Sheet Offsetting,* and are carried at their contract amounts, including accrued interest, as specified in the respective agreements. Reverse repurchase agreements and repurchase agreements with the same counterparty and the same maturity are presented net in the Statement of Financial Condition when the terms of the agreement permit netting. Cash flows from repurchase agreements are included in operating activities.

1. Organization and Significant Accounting Policies (continued)

Securities Borrowed and Loaned Transactions

The Company records securities borrowed and loaned transactions as collateralized financings. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions in an amount generally in excess of the fair value of the securities loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at contract value. For these transactions, the rebates accrued by the Company are recorded as interest revenue or expense. Cash flows from securities borrowed and loaned transactions are included in operating activities.

Interest Receivable and Interest Payable

Interest receivable and interest payable on U.S. Treasury notes and bonds is accrued based on the outstanding principal amount of those investments and their stated terms.

Accrued Interest Receivable and Accrued Interest Payable – Reverse Repurchase Agreements and Repurchase Agreements

The Company generates income from the spread between what is earned on the reverse repurchase agreements and what is paid on the matched repurchase agreements. Accrued interest receivable and accrued interest payable on reverse repurchase agreements and repurchase agreements, respectively, are based on the outstanding contract amount and the negotiated rate of each contract.

Other Assets and Other Liabilities

Other assets consist primarily of receivables, pre-paid expenses, deposits and equipment and facilities less accumulated depreciation. Other liabilities consist primarily of accrued expenses and accounts payable.

1. Organization and Significant Accounting Policies (continued)

Equipment and Facilities

Generally the Company does not own or lease its own equipment and facilities. The cost of the majority of equipment and facilities, with the exception of the Company's data storage equipment and select trading equipment, is shared with affiliates and is allocated to the Company by the Parent. The allocation is based on the relative amount of space occupied and the equipment provided to the Company and is charged to the Company based on an expense sharing agreement with the Parent.

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information, therefore actual results could differ from those estimates.

Fair Value Measurements and Disclosures

ASC 820, *Fair Value Measurements*, requires the disclosure, at fair value, of all financial instruments, including assets and liabilities recorded in the Statement of Financial Condition at their contract amounts. Management estimates that the carrying values of these financial instruments approximates their fair value, as they are short-term in nature or are open contracts subject to frequent re-pricing.

Legal Reserves

The Company accrues a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. As of December 31, 2012, the Company was not aware of any outstanding claims or legal actions against the Company.

1. Organization and Significant Accounting Policies (continued)

Income Taxes

The provisions of ASC 740, *Income Taxes*, clarify the accounting for uncertainty in income taxes recognized in financial statements and prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken on a tax return. ASC 740 also requires that interest and penalties related to unrecognized tax benefits be recognized in the financial statements. The Company does not have any unrecognized tax benefits that would affect its financial position. Thus, no accruals for penalties and interest were necessary as of December 31, 2012.

The Company is taxable as a domestic C Corporation and is subject to federal, state and local income taxes based upon its taxable income. The Company provides for income taxes on all transactions that have been recognized in the financial statements. Accordingly, in the event that there are deferred tax assets or liabilities, the deferred taxes would be adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of the tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recognized in earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

1. Organization and Significant Accounting Policies (continued)

Equity Price Risk

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock. Instruments typically used by the Company to manage equity price risk include equity options and stocks. Equity options, for example, can require the writer to purchase or sell a specified stock at a future date.

Counterparty Credit Risk

The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms ("default risk").

The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer and counterparty (defined as "non-customer" pursuant to SEC Rules 15c3-1 and 15c3-3) securities transactions. These activities may expose the Company to default risk arising from the potential that a customer or counterparty may fail to satisfy their obligations. The Company seeks to control the risks associated with its customer and non-customer activities by requiring customers and non-customers to maintain collateral in compliance with regulatory and internal guidelines.

Concentrations of Credit Risk

The Company provides financing and related services to a diverse group of domestic counterparties. The Company's exposure to credit risk associated with these transactions is measured for each individual counterparty. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. The Company's primary counterparty to the reverse repurchase agreements is the Parent.

1. Organization and Significant Accounting Policies (continued)

As of December 31, 2012, the Company's significant concentration of credit risk was with the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agency securities as collateral for reverse repurchase agreements. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default.

The Company's significant industry credit concentration is with financial institutions as well as REITs, including both affiliates and third parties. Financial institutions include other brokers and dealers and commercial banks. This concentration arises in the normal course of the Company's brokerage, trading and financing activities.

A summary of new accounting pronouncements follows:

Presentation

Balance Sheet (ASC 210)

On December 23, 2011, the Financial Accounting Standards Board ("FASB") released Accounting Standards Update ("ASU") 2011-11, Balance Sheet: Disclosures about Offsetting Assets and Liabilities. Under this update, the Company will be required to disclose both gross information and net information about both instruments and transactions eligible for offset in the Statement of Financial Condition and transactions subject to an agreement similar to a master netting arrangement. The scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending arrangements. This disclosure is intended to enable financial statement users to understand the effect of such arrangements on the Company's financial position. In January 2013, FASB released ASU 2013-01 Balance Sheet: Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which served solely to clarify the scope of financial instruments included in ASU 2011-11 as there was concern about diversity in practice. The objective of these updates is to support further convergence of U.S. GAAP and International Financial Reporting Standards ("IFRS") requirements. The updates are effective for annual reporting periods beginning on or after January 1, 2013 and may result in additional disclosures for the Company.

1. Organization and Significant Accounting Policies (continued)

Broad Transactions

Transfers and Servicing (ASC 860)

In April 2011, the FASB issued ASU 2011-03, *Transfers and Servicing: Reconsideration of Effective Control for Repurchase Agreements*. In a typical repurchase agreement transaction, an entity ("transferor") transfers financial assets to the counterparty in exchange for cash with an agreement for the counterparty to return the same or equivalent financial assets for a fixed price in the future. Previous to this update, one of the factors in determining whether sale treatment could be used was whether the transferor maintained effective control of the transferred assets and in order to do so, the transferor must have the ability to repurchase such assets. In connection with the issuance of ASU 2011-03, the FASB concluded that the assessment of effective control should focus on a transferor's contractual rights and obligations with respect to transferred financial assets, rather than whether the transferor has the practical ability to perform in accordance with those rights or obligations. ASU 2011-03 removes the transferor's ability criterion from consideration of effective control. This update is effective for the first interim or annual period beginning on or after December 15, 2011. As the Company records repurchase agreements as secured borrowings and not sales, this update has no significant effect on the Company's financial statement.

2. Related-Party Transactions

The Company enters into the majority of the reverse repurchase agreements with affiliated entities to provide them with a financing source. In addition to transactions under reverse repurchase agreements with the Parent, the Company transacts a portion of its reverse repurchase business with Shannon. Shannon provides warehouse financing to residential mortgage originators in the United States.

The Company has also entered into administrative service agreements with certain affiliated entities by which the Company earns administrative and service fee revenues. The Company receives a fee for such services, which is included in administrative and service fees.

2. Related-Party Transactions (continued)

Payables to affiliates consist of expenses to be reimbursed to the Parent pursuant to an expense sharing agreement.

Related party receivables are comprised of:	
Receivables under reverse repurchase agreements – Parent	$22,069,997,000
Accrued Interest receivable from reverse repurchase agreements – Parent	25,991,363
Receivables under reverse repurchase agreements – Shannon	80,211,174
Accrued Interest receivable from reverse repurchase agreements – Shannon	41,238
Receivables for administrative and service fees (included in Other assets)	10,000
Related party payables are comprised of:	
Accounts payable to Parent	235,802
Dividend payable to Parent	3,000,000

3. Securities Financing Transactions

The Company enters into repurchase and secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement of its matched book transactions, and to earn residual interest rate spreads.

Under these agreements and transactions, the Company receives collateral, including U.S. Government and agencies, corporate fixed income and equity securities. Under many agreements the Company is permitted to sell or re-pledge the securities received as collateral and deliver to counterparties to cover short positions. As of December 31, 2012, the fair value of securities received as collateral where the Company is permitted to sell or re-pledge the securities was $23,383,180,099, of which $22,150,208,174 was received from affiliated companies. The fair value of these securities that had been sold or re-pledged was $23,234,508,525, of which none have been sold or re-pledged to affiliated companies.

4. Stockholder's Equity

The Company is authorized to issue 1,000,000 shares of $.01 par value common stock. As of December 31, 2012, there were 1,000,000 common shares issued and outstanding with a total par value of $10,000. During the year, the Company declared a dividend of $3,000,000 to the Parent.

5. Fair Value Measurement

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 – inputs to the valuation methodology are unobservable and significant to the overall fair value.

Trading securities are valued based on quoted prices (unadjusted) in an active market. The classification of assets and liabilities by level remains unchanged at December 31, 2012 when compared to the previous year. U.S. Treasury securities consist primarily of Treasury notes and bonds that are highly liquid and heavily traded on the secondary market. Derivative contracts are listed derivatives that are actively traded and valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy.

	Level 1	Level 2	Level 3
Assets:			
Securities owned	$ 752,076,346	-	-
Cash equivalents - money market funds	34,300,000	-	-
Derivative contracts	5,897,502	-	-
Liabilities:			
Securities sold, not yet purchased	$ 495,436,575	-	-

6. Principal Transactions

In connection with the Company's proprietary trading activities, the Company enters primarily into U.S. Treasury, Eurodollar, federal funds and German government and U.S. equity index futures and options contracts. The Company takes positions in futures and options contracts for economic hedging purposes to reduce exposure to changes in yields of its U.S. Treasury securities and for speculative purposes to achieve capital appreciation. The use of futures and options contracts creates exposure to credit risk relating to potential losses that could be recognized if the counterparties to these instruments fail to perform their obligations under the contracts. The Company uses an appropriately licensed futures commission merchant and options broker dealer to execute its orders to buy and sell futures and options contracts.

	Location on Statement of Financial Condition	Total Contracts		Net Estimated Fair Value
Securities Owned and Securities Sold, not yet purchased				
December 31, 2012	Assets	N/A	$	752,076,346
December 31, 2012	Liabilities	N/A		495,436,575
Derivative Contracts				
December 31, 2012	Assets	5,239	$	5,897,502

7. Commitments, Contingencies and Guarantees

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the Statement of Financial Condition for these transactions.

8. Income Taxes

The corporate statutory U.S. federal tax rate is 35%. The Company's effective tax rate differs from the federal statutory rate, primarily due to state and local taxes. The Company files tax returns in several U.S. jurisdictions, predominately New York State and New York City. The 2009 through 2011 tax years remain open to state and local tax examinations. The 2009 and 2011 tax years remain open to U.S. federal tax examinations.

The Company did not have any uncertain tax positions at December 31, 2012. The Company did not have a deferred tax asset or liability as of December 31, 2012.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by SEC Rule 15c3-1 which requires that minimum net capital shall be the greater of 2% of aggregate debit items ("ADI") arising from customer transactions or $253,850. As of December 31, 2012, the Company's regulatory net capital of $297,883,323 exceeded the minimum requirement of $253,850 by $297,629,473.

10. Other Regulatory Requirements

The Company is subject to the customer protection requirements of SEC Rule 15c3-3 under the Act. For the December 31, 2012 customer reserve computation, there was no requirement to segregate securities into the special reserve account for the exclusive benefit of customers.

The Company is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to SEC Rule 15c3-3 of the Act. As of December 31, 2012, there was no requirement for securities to be segregated into a special reserve account for the exclusive benefit of PAIB.

11. Subsequent Events

The Company has evaluated all subsequent events through the date this report was available to be issued.

Ernst & Young LLP

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